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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 35379

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hankerson Financial, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 N. 44th St., Suite 200
(No. and Street)

Phoenix, AZ 85018
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. William Hankerson (602) 840-0880
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woods & Dwyer, PLC
(Name – *if individual, state last, first, middle name*)

3101 N. Central Ave., Suite 800 Phoenix, AZ 85012
(Address) (City) (State) (Zip Code)

RECEIVED MAR 0 1 2005

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, William Hankerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hankerson Financial, Inc, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________

_______________

_______________

WM Hankerson
Signature

President
Title

Todd Jason
Notary Public

TODD JASON
Notary Public - Arizona
Maricopa County
My Comm. Expires Jul 23, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANKERSON FINANCIAL, INC

CONTENTS

WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue ◦ Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hankerson Financial, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of **Hankerson Financial, Inc.** (an S Corporation), the Company, as of December 31, 2004 and 2003, and the related statements of earnings, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hankerson Financial, Inc.** as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the Schedules of general and administrative expenses and Schedules 1 through 2 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information some of which is required under Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woods & Dwyer P.L.C.

February 3, 2005

**HANKERSON FINANCIAL, INC.**
**STATEMENTS OF FINANCIAL CONDITION**
**December 31, 2004 and 2003**

| | 2004 | 2003 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 34,564 | $ 20,523 |
| Commissions receivable | 16,868 | 2,591 |
| Mutual fund investments | 4,452 | 3,461 |
| | $ 55,884 | $ 26,575 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ 1,000 | $ - |
| Accrued liabilities | 4,780 | 4,784 |
| Commission payable | 4,709 | 856 |
| Due to related entity | - | 3,000 |
| | 10,489 | 8,640 |
| SHAREHOLDER'S EQUITY | | |
| Common stock, no par value, 100,000 shares authorized, 15,000 shares issued and outstanding | 15,000 | 15,000 |
| Retained earnings | 28,016 | 1,646 |
| Accumulated other comprehensive income | 2,379 | 1,289 |
| | 45,395 | 17,935 |
| | $ 55,884 | $ 26,575 |

See Independent Auditors' Report and Notes to Financial Statements

**HANKERSON FINANCIAL, INC.**
**STATEMENTS OF EARNINGS**
**For The Years Ended December 31, 2004 and 2003**

| | 2004 | 2003 |
|---|---|---|
| REVENUES FROM COMMISSIONS EARNED | $ 212,649 | $ 120,917 |
| COST OF COMMISSIONS | 39,370 | 32,116 |
| GROSS PROFIT FROM OPERATIONS | 173,279 | 88,801 |
| OPERATING EXPENSES | | |
| General and administrative | 52,458 | 53,032 |
| INCOME FROM OPERATIONS | 120,821 | 35,769 |
| OTHER INCOME | 50 | 52 |
| NET EARNINGS | $ 120,871 | $ 35,821 |

See Independent Auditors' Report and Notes to Financial Statements

**HANKERSON FINANCIAL, INC.**
**STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY**
**For The Years Ended December 31, 2004 and 2003**

| | Common Stock | Accumulated Other Comprehensive Income(loss) | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|
| Balance, December 31, 2002 | $ 15,000 | $ 606 | $ 30,837 | $ 46,443 |
| Distributions | - | - | (65,012) | (65,012) |
| Unrealized gains | - | 683 | - | 683 |
| Net earnings | - | - | 35,821 | 35,821 |
| Balance, December 31, 2003 | 15,000 | 1,289 | 1,646 | 17,935 |
| Distributions | - | - | (94,500) | (94,500) |
| Unrealized gains | - | 1,090 | - | 1,090 |
| Net earnings | - | - | 120,871 | 120,871 |
| Balance, December 31, 2004 | $ 15,000 | $ 2,379 | $ 28,016 | $ 45,395 |

See Independent Auditors' Report and Notes to Financial Statements

# HANKERSON FINANCIAL, INC.
## STATEMENTS OF CASH FLOWS
### For The Years Ended December 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net earnings | $ 120,871 | $ 35,821 |
| Accruals of expected future operating cash receipts and payments | | |
| Decrease (increase) in: | | |
| Commissions receivable | (14,178) | 30,758 |
| Other current assets | - | (10) |
| Increase (decrease) in: | | |
| Accounts payable | 1,000 | - |
| Accrued liabilities | - | (626) |
| Commission payable | 3,848 | 83 |
| Due to related entity | (3,000) | 3,000 |
| Net cash provided by operating activities | (12,330) | 33,205 |
| Cash flow from financing activities: | | |
| Shareholder distibutions | (94,500) | (65,012) |
| Net cash used by financing activities | (94,500) | (65,012) |
| Net increase in cash | 14,041 | 4,014 |
| Cash and cash equivalents at beginning of year | 20,523 | 16,509 |
| Cash and cash equivalents at end of year | $ 34,564 | $ 20,523 |

See Independent Auditors' Report and Notes to Financial Statements

## NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

The Company was incorporated December 23, 1985 in the state of Arizona for the principal purpose of acting as a registered securities broker-dealer, under the Securities and Exchange Act of 1934. The Company forwards client transactions to direct participation programs and mutual funds, which carry such accounts; therefore, no customer accounts are reflected in the financial statements.

### Revenue Recognition

The Company earns commissions for introducing investors to various investment projects, such as direct participation programs and mutual funds. Commission revenue and commission expense is recognized on the date the investment is funded by the investor.

### Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

### Concentration of Credit Risk

A concentration of credit risk exists due to the fact that a significant portion of the income received by the Company is received from limited liability companies in which the Company's shareholder is the managing member.

### Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and related notes. Actual results could differ from those estimates.

**NOTE 1** **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
(Continued)

**Investments in Mutual Funds**

The underlying assets of the mutual funds consist primarily of debt and equity securities. These investments are defined as available for sale and are stated at market value. Unrealized holding gains and losses are reflected as a separate component of shareholder's equity. Market value is as determined by the fund as of the balance sheet date. Net realized gains or losses are determined on the first-in, first-out ("FIFO") basis.

**Allowance for Bad Debt**

The Company provides for potentially uncollectible commissions receivable under the allowance for bad debt method. The allowance is provided based upon review of the individual accounts outstanding and prior history of uncollectible commission's receivables. At December 31, 2004 and 2003, no allowance has been provided for potentially uncollectible commissions receivable and, in the opinion of management, all receivables are considered fully collectible.

**Disclosures about Fair Value of Financial Instruments**

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of financial instruments at December 31, 2004 and 2003 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets.

**Income Taxes**

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S-Corporation. In lieu of corporate income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income, therefore, no provision or liability for income taxes is included in these financial statements.

## NOTE 2 RELATED PARTY TRANSACTIONS

The Company's sole shareholder also is the sole shareholder of a related entity, William Hankerson, Ltd. (LTD). LTD provides research services to the Company. The Company leases its office premises from LTD pursuant to a month-to-month lease agreement, which includes rent, secretarial services and other office expenses. Additionally, as Dealer Manager for several oil and gas drilling limited liability companies (LLCs), the Company receives commissions from Hankerson Management Company, LLC for which William Hankerson is the managing partner. The Company is paid a percentage of the distributable LLC cash allocated to the Manager for its services. A summary of related party transactions is as follows:

| | 2004 | 2003 |
|---|---|---|
| Rent and related office expenses | $ 18,000 | $ 18,000 |
| Salary paid to William Hankerson. | 25,000 | 25,000 |
| Total related party expenses | 43,000 | 43,000 |
| Dealer manager fees earned | $ 173,668 | $ 81,983 |

## NOTE 3 NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 and 2003 the Company had net capital of $33,215 and $15,766 respectively. The net capital requirement for 2004 and 2003 was $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was .32 to 1 for 2004 and .58 to 1 for 2003.

**HANKERSON FINANCIAL, INC.**
**SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES**
**For The Years Ended December 31, 2004 and 2003**

| | 2004 | 2003 |
|---|---|---|
| Salaries | $ 25,000 | $ 25,000 |
| Rent | 18,000 | 18,000 |
| Professional fees | 6,068 | 5,920 |
| Payroll taxes | 1,968 | 1,972 |
| Regulatory expenses | 1,402 | 2,064 |
| Other | 20 | 76 |
| | $ 52,458 | $ 53,032 |

See Independent Auditors' Report and Notes to Financial Statements

HANKERSON FINANCIAL, INC.
SCHEDULE 1

## COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
## For the Years Ended December 31, 2004 and 2003

| | 2004 | 2003 |
|---|---|---|
| Total shareholder equity | $ 45,395 | $ 17,935 |
| Adjustments: | | |
| Related party receivables, net | 12,180 | 1,736 |
| Net capital before haircuts | 33,215 | 16,199 |
| Mutual fund haircut | - | 433 |
| Net capital | 33,215 | 15,766 |
| Net capital required | 5,000 | 5,000 |
| Excess net capital | $ 28,215 | $ 10,766 |
| Aggregate indebtedness | $ 10,489 | $ 8,640 |
| Ratio of aggregate indebtedness to net capital | .32 to 1 | .58 to 1 |

See Independent Auditors' Report and Notes to Financial Statements

**HANKERSON FINANCIAL, INC**

**SCHEDULE 2**

**INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3**

**DECEMBER 31, 2004 AND 2003**

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, meets requirements of Paragraph (K)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

# HANKERSON FINANCIAL, INC.

# REPORT ON INTERNAL CONTROL

# DECEMBER 31, 2004 AND 2003

WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue ◦ Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Board of Directors
Hankerson Financial, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of ***Hankerson Financial, Inc,*** for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by ***Hankerson Financial, Inc.,*** that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

To the Board of Directors
Hankerson Financial, Inc.

The management of ***Hankerson Financial, Inc.,*** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the control procedures and its operation that we consider to be a material weakness as defined above.

To the Board of Directors
Hankerson Financial, Inc.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. The limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be materially deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

The foregoing condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of ***Hankerson Financial Inc.*** for the years ended December 31, 2004 and 2003, and this report of such condition does not affect our report thereon dated February 3 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD, and any other applicable regulatory bodies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woods & Dwyer, P.L.C.

February 3, 2005